UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EAGLE PARENT, INC.

ELEMENT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

APAX US VII, L.P.

APAX EUROPE VII-A, L.P.

APAX EUROPE VII-B, L.P.

APAX EUROPE VII-1, L.P.

APAX US VII GP, L.P.

APAX US VII GP, LTD.

APAX EUROPE VII GP L.P. INC.

APAX EUROPE VII GP CO. LIMITED

APAX PARTNERS EUROPE MANAGERS LIMITED

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jason Wright

c/o Eagle Parent, Inc.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Telephone: (212) 753-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirk Radke, Esq.

Eunu Chun, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$810,085,637.34	$94,050.94

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 64,166,065 shares of common stock outstanding, and 201,133 shares of common stock subject to issuance pursuant to the Employee Stock Purchase Plan, in each case, at $12.50 per share; and 694,774 shares of common stock issuable pursuant to outstanding options with an exercise price less than $12.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $12.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Issuer to the Offerors as of April 4, 2011.
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,050.94	Filing Party:	Eagle Parent, Inc. and Element Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (as amended, the “Schedule TO”), relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation (“Epicor”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 4 is being filed to amend and supplement Items 1 through 9, 11 and 12 as described below.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented as follows:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

“On May 5, 2011, Purchaser extended the expiration of the Offer until 5:00 p.m., Los Angeles time, on Friday, May 13, 2011. The Offer, which was previously scheduled to expire at midnight, Los Angeles time, on Friday, May 6, 2011, was extended with the consent of Epicor and Activant to coincide with the expected closing of the related debt financing transactions. The Depositary has indicated that, as of the close of business on May 4, 2011, a total of approximately 8,689,294 Shares have been validly tendered and not properly withdrawn pursuant to the Offer. The press release announcing the extension of the Offer, among other things, is attached hereto as Exhibit (a)(5)(B).”

All references to “midnight, Los Angeles time, on Friday, May 6, 2011” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Notice to Holders of Equity Awards and related Restricted Share Tender Election Form dated April 26, 2011 (Exhibit (a)(1)(G)) are hereby amended and replaced with “5:00 p.m., Los Angeles time, on Friday, May 13, 2011.”

All references to “May 4, 2011” set forth in the Restricted Share Tender Election Form (Exhibit (a)(1)(G)) are hereby amended and replaced with “May 11, 2011.”

Adding the following paragraph in Items 4 and 11 of the Schedule TO:

“On May 5, 2011, Epicor, Parent and Purchaser announced that Epicor’s 30-day “go-shop” period under the Merger Agreement has ended with no competing acquisition proposals. During the “go-shop” period, Epicor was permitted, under the terms of the Merger Agreement, to initiate, solicit and encourage competing acquisition proposals from, and engage in discussions with, third parties for a period of 30 days, which expired on May 4, 2011 at 11:59 p.m., Los Angeles time. Despite Epicor’s solicitation efforts, the go-shop period expired with no competing proposals.”

All references to the Dealer Manager set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and supplemented to reflect the addition of RBC Capital Markets, LLC (together with Jefferies & Company, Inc., the “Dealer Managers”) as a second dealer manager. All references to “Dealer Manager” in the Offer to Purchase are hereby amended to read “Dealer Managers,” except where the context otherwise requires.

The subsection captioned “Litigation” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended as follows:

(i) by adding “On April 28, 2011, the plaintiff in this action voluntarily withdrew his motion for a preliminary injunction.” at the end of the sixth paragraph thereof;

(ii) by adding the following two paragraphs after the sixth paragraph thereof and before the last line thereof:

“On April 26, 2011, the defendants (the Epicor Board, Epicor, Eagle Parent, Inc., Element Merger Sub, Inc. and Apax Partners, L.P.) in the above-captioned actions of Tola, Watt and Frazer in the Superior Court of the State of California, Orange County, filed a motion to consolidate and/or transfer the cases to Department CX-102 for all further proceedings. On May 2, 2011, counsel for plaintiffs in the consolidated action informed counsel for Epicor, Purchaser and Parent that the plaintiffs did not intend to seek injunctive relief in connection with the consummation of the Offer and would not be filing a motion for preliminary injunction.

On April 29, 2011, a putative stockholder class action complaint was filed in the U.S. District Court, Central District of California, Southern Division, captioned James Kline v. Epicor Software Corporation, et al., Case No. pending. The complaint names as defendants each of L. George Klaus, Richard H. Pickup and Todd Martin Pickup (collectively, the “Rollover Shareholders”), Epicor, Eagle Parent, Inc., Element Merger Sub, Inc. and Apax Partners, L.P. The complaint generally alleges that the defendants violated Section 14(d)(7) of the Securities Exchange Act of 1934 and Rule 14d-10 promulgated thereunder, the “Best Price” rule, when Eagle Parent, Inc. and Element Merger Sub, Inc. entered into Non-Tender and Support Agreements with each of the Rollover Shareholders pursuant to the Merger Agreement, whereby each of the Rollover Shareholders would have his shares purchased directly by Parent and then receive additional consideration in the form of an equity investment in the surviving company, and that such additional consideration is beyond that received by plaintiff and others similarly situated. The relief sought includes, among other things, a court order declaring that the defendants violated federal securities laws as alleged, the payment of compensatory damages in an amount to be proven at trial and the payment of plaintiff’s attorneys’ fees and costs.”

Section 17 (“Fees and Expenses”) of the Offer to Purchase is hereby amended and supplemented by adding the following new paragraph after the first paragraph thereof:

“RBC Capital Markets, LLC (“RBC”) is acting as one of the Dealer Managers in connection with the Offer and has provided certain financial advisory services to Parent and Purchaser in connection with the proposed acquisition of Activant, for which services RBC will receive customary compensation. RBC will be reimbursed, subject to certain limitations, for its reasonable, documented out-of-pocket fees and expenses incurred in connection with RBC’s engagement, and RBC and certain related parties will be indemnified against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, RBC and its affiliates may actively trade or hold securities or loans of Epicor for their own accounts or for the accounts of customers and, accordingly, RBC and/or its affiliates may at any time hold long or short positions in these securities or loans. RBC, its employees, agents or representatives do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained and incorporated by reference in this Offer to Purchase and related Schedule TO, and nothing contained and incorporated by reference herein or therein is, or shall be relied upon as a promise, representation or warranty. RBC has not independently verified any of such information, assumes no responsibility for its accuracy or completeness and shall have no liability for any representations (expressed or implied) contained and incorporated by reference in, or for any omissions from, this Offer to Purchase and related Schedule TO or any other written or oral communications related to the Offer.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 5, 2011.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

APAX US VII, L.P.

By:	APAX US VII GP, L.P.
Its:	General Partner

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Vice-President

APAX US VII GP, L.P.

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Vice-President

APAX US VII GP, LTD.

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Vice-President

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-A, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-B, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-1, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

Apax Partners Europe Managers Limited

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

APAX EUROPE VII GP L.P. INC.

By:	APAX EUROPE VII GP CO. LIMITED
Its:	General Partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(1)(G)*	Form of Notice to Holders of Equity Awards and related Restricted Share Tender Election Form dated April 26, 2011.

(a)(5)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(a)(5)(A)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 18, 2011.

(a)(5)(B)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 5, 2011.

(b)(1)*	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)*	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

(d)(7)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(8)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)*	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).

*	Previously Filed